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                      [American Express Company letterhead]

March 23, 2006


VIA FACSIMILE & VIA DELIVERY

Max A. Webb, Esquire, Assistant Director
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      American Express Receivables Financing Corporation V LLC
         American Express Issuance Trust
         Response to SEC Comment Letter dated March 1, 2006
         File Nos. 333-130522; 01

Dear Mr. Webb:

         On behalf of American Express Receivables Financing Corporation V LLC ("RFC V"), as depositor (the "Depositor") to the American Express Issuance Trust (the "Trust" or the "Issuing Entity"), this letter responds to your letter dated March 1, 2006, providing comments to Amendment No. 1 to the Registration Statement on Form S-3 (the "Registration Statement") submitted on February 17, 2006, by the Depositor and the Issuing Entity. RFC V and American Express Travel Related Services Company, Inc. ("TRS"), as sponsor, sole equity owner of RFC V and servicer of the Trust, are collectively referred to herein as "American Express."

         For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 3 to the Registration Statement on Form S-3 ("Amendment No. 3") dated March 23, 2006, marked to show all changes to the Registration Statement. All capitalized terms defined in the prospectus and used in the following responses without definition, have the meanings specified in Amendment No. 3. Unless otherwise specified, page numbers refer to pages in Amendment No. 3.

GENERAL

COMMENT 1:              PLEASE CONFIRM THAT ALL MATERIAL TERMS TO BE INCLUDED
                        IN THE FINALIZED AGREEMENTS WILL ALSO BE DISCLOSED IN
                        THE FINAL RULE 424(b) PROSPECTUS, OR THAT FINALIZED
                        AGREEMENTS WILL BE FILED SIMULTANEOUSLY WITH OR PRIOR TO
                        THE FINAL PROSPECTUS. REFER TO ITEM 1100(f) OF
                        REGULATION AB.

Response:               We confirm that we will disclose all material terms of
                        the transaction agreements in the final Rule 424(b) prospectus.

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COMMENT 2:              PLEASE ALSO CONFIRM THAT YOU WILL FILE UNQUALIFIED LEGAL
                        AND TAX OPINIONS AT THE TIME OF EACH TAKEDOWN.

Response:               We confirm that we will file unqualified legal and tax
                        opinions at the time of each takedown.

COMMENT 3:              PLEASE NOTE THAT A TAKEDOWN OFF OF A SHELF THAT INVOLVES
                        ASSETS, STRUCTURAL FEATURES, CREDIT ENHANCEMENT OR OTHER
                        FEATURES THAT WERE NOT DESCRIBED IN THE BASE PROSPECTUS
                        WILL USUALLY REQUIRE EITHER A NEW REGISTRATION
                        STATEMENT, IF TO INCLUDE ADDITIONAL ASSETS, OR A
                        POST-EFFECTIVE AMENDMENT. REFER TO RULE 409 OF THE
                        SECURITIES ACT, WHICH REQUIRES THAT THE REGISTRATION
                        STATEMENT BE COMPLETE AT THE TIME OF EFFECTIVENESS,
                        EXCEPT FOR INFORMATION THAT IS NOT KNOWN OR REASONABLY
                        AVAILABLE. PLEASE CONFIRM FOR US THAT THE BASE
                        PROSPECTUS INCLUDES ALL ASSETS, CREDIT ENHANCEMENTS OR
                        OTHER STRUCTURAL FEATURES REASONABLY CONTEMPLATED TO BE
                        INCLUDED IN AN ACTUAL TAKEDOWN.

Response:               We confirm that the base prospectus describes all
                        assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

PROSPECTUS SUPPLEMENT
THE TOTAL PORTFOLIO,
PAGE S-17

GENERAL

COMMENT 4:              WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7 AND REVISIONS
                        MADE TO PAGE 82 OF THE BASE PROSPECTUS. PLEASE SIMILARLY
                        REVISE TO DISCLOSE HOW BALANCE REDUCTIONS GRANTED FOR
                        REFUNDS, RETURNS, FRAUDULENT CHARGES OR OTHER REASONS
                        ARE APPLIED IN AN APPROPRIATE PLACE IN THIS SECTION OR
                        CROSS REFERENCE. SIMILARLY REVISE IN "THE TRUST
                        PORTFOLIO" SECTION BEGINNING ON PAGE S-24.

Response:               We have revised pages S-19 and S-24 of the prospectus
                        supplement in response to Comment 4.

COMMENT 5:              WE NOTE YOUR REVISION ON PAGE S-17 THAT "ACCOUNT OWNERS
                        HAVE THE DISCRETION TO ESTABLISH THE METHOD AND
                        CRITERIA" FOR SELECTION. ITEM 1111(a)(4), HOWEVER,
                        REQUIRES DISCLOSURE OF SUCH METHOD OR CRITERIA. PLEASE
                        REVISE TO PROVIDE BRACKETED LANGUAGE TO INDICATE THAT
                        YOU WILL DISCLOSE SUCH METHOD OR CRITERIA PRIOR TO EACH
                        TAKEDOWN.



                                       2
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Response:               The account owners select the accounts in their sole
                        discretion, subject only to the eligibility criteria in the transaction documents and any applicable regulatory guidelines. The account owners have in the past considered product type, and may in the future consider factors such as product type and tenure of an account in determining the accounts to be added to the Trust. We have revised the Registration Statement on page S-18 to disclose these considerations.

LOSS AND DELINQUENCY
EXPERIENCE, PAGE S-18

COMMENT 6:              WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8. WE MAY HAVE
                        COMMENT AFTER WE REVIEW YOUR REVISIONS.

Response:               We have revised pages S-24 to S-28 of the prospectus
                        supplement in response to Comment 6 and to Comments 7 and 8 below to present historical delinquency, loss, revenue and payment rate experience for the trust portfolio and to expand the information presented regarding the Trust's current delinquency information.
                        Our disclosure includes historical and current delinquency information for the trust portfolio through the point of charge-off.

COMMENT 7:              SIMILARLY, PLEASE REVISE THE TABLE FOR THE TRUST
                        PORTFOLIO ON PAGE S-25.

Response:               Please see our response to Comment 6 above.

REVENUE EXPERIENCE,
PAGE S-22

COMMENT 8:              PLEASE PROVIDE SIMILAR DISCLOSURE OF REVENUE EXPERIENCE
                        AND PAYMENT RATES WITH RESPECT TO THE ASSET POOL.

Response:               Please see our response to Comment 6 above.

BASE PROSPECTUS

DERIVATIVE
AGREEMENTS, PAGE 91

COMMENT 9:              WE NOTE YOUR RESPONSE TO PRIOR COMMENT 16 AND REISSUE.
                        PLEASE DELETE THE REFERENCE TO "OTHER SWAP." ALSO,
                        DELETE REFERENCE TO "OTHER SIMILAR ARRANGEMENT" IN THE
                        NEXT SECTION. IF YOU WANT TO ADD OTHER TYPES OF SWAPS OR
                        CREDIT ENHANCEMENT, WE SUGGEST DOING SO IN A
                        POST-EFFECTIVE AMENDMENT WITH FULL DISCLOSURE OF EACH
                        TYPE. ALTERNATIVELY, REVISE TO INCLUDE THAT INFORMATION
                        HERE.



                                       3
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Response:               We have revised pages 14, 57 and 92 of the base
                        prospectus in response to Comment 9 to delete the reference to "other swap" and the references to "other similar arrangement."

COMMENT 10:             PLEASE DELETE THE REFERENCE TO CREDIT DEFAULT SWAPS.

Response:               We have revised pages 57 and 92 of the base prospectus
                        in response to Comment 10 to delete the reference to "credit default swap."

EXHIBITS

COMMENT 11:             WHEN AVAILABLE, PLEASE PROVIDE US WITH A COPY OF YOUR
                        UPDATED POOLING AND SERVICING AGREEMENT, MARKED TO SHOW
                        CHANGES FROM THE PRIOR POOLING AND SERVICING AGREEMENT,
                        INCLUDING ANY CHANGES MADE TO COMPLY WITH REGULATION AB.

Response:               In connection with filing Amendment No. 3, we have filed
                        a form of amended and restated trust agreement, amended and restated transfer and servicing agreement and amended and restated indenture as exhibits to the Registration Statement. Each of these agreements includes a new section in which the parties agree to provide such additional information as may be reasonably requested to comply with Regulation AB. In addition, the form of amended and restated transfer and servicing agreement incorporates the following amendments:

                           o Section 4.4 - Annual certificate of Servicer to be delivered no later than 60 days following the end of each fiscal year; certificate to cover matters listed in Item 1123 of Regulation AB.

                           o Section 4.5 - Annual servicing report of independent public accountants to be delivered no later than 60 days following the end of each fiscal year; certificate to cover matters listed in Item 1122 of Regulation AB.

                           o New Section - The parties agree to provide such additional information as may be reasonably requested to comply with Regulation AB.

                        We further confirm that, at such time as final forms of such amended and restated agreements incorporating the amendments described above are executed, we will file by Form 8-K copies of such executed agreements, thereby incorporating such information by reference as exhibits to the registration statement.


                                       4
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         If you have any questions or comments concerning this response, please do not hesitate to call the undersigned at 212-640-5714 or American Express' outside counsel, Michael Mitchell of Orrick, Herrington & Sutcliffe LLP at 202-339-8479 or Alan Knoll of Orrick at 212-506-5077.

                                   Sincerely,

                                   /s/ Carol V. Schwartz

                                   Carol V. Schwartz, Esq.


cc:  Rolaine S. Bancroft, Esq.
     Alan M. Knoll, Esq.
     Michael H. Mitchell, Esq.